UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 16, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Waypoint Hackensack Urban-NJ Sub, LLC

On August 16, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Waypoint Hackensack Urban-NJ Sub, LLC (“RSE Waypoint Hackensack Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $3,750,000, which is the initial stated value of our equity interest in the RSE Waypoint Hackensack Controlled Subsidiary. The RSE Waypoint Hackensack Controlled Subsidiary intends to use the proceeds to develop a multifamily property totaling 235 units located at 435 Main St, Hackensack, NJ 07601 (the “RSE Waypoint Hackensack Property”). The RSE Waypoint Hackensack Controlled Subsidiary is anticipating redeeming the RSE Waypoint Hackensack Controlled Subsidiary Investment via sale or refinance by February 16, 2022. The RSE Waypoint Hackensack Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Waypoint Hackensack Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint Residential is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S. Other than with regard to the RSE Waypoint Hackensack Controlled Subsidiary, neither our Manager nor we are affiliated with Waypoint.

Pursuant to the agreements governing the RSE Waypoint Hackensack Controlled Subsidiary Investment (the “RSE Waypoint Hackensack Operating Agreements”), our consent is required for all major decisions regarding the RSE Waypoint Hackensack Property. In addition, pursuant to the RSE Waypoint Hackensack Operating Agreements we are entitled to receive a minimum 11.25% per annum economic return on our RSE Waypoint Hackensack Controlled Subsidiary Investment. In addition, an affiliate of our sponsor earned an origination fee of approximately 1.5% of the RSE Waypoint Hackensack Controlled Subsidiary Investment.

The RSE Waypoint Hackensack Controlled Subsidiary is expected to redeem our RSE Waypoint Hackensack Controlled Subsidiary Investment by February 16, 2022 (the “RSE Waypoint Hackensack Redemption Date”). The RSE Waypoint Hackensack Controlled Subsidiary does have the ability to extend the RSE Waypoint Hackensack Redemption Date with two 12-month extension subject to certain conditions. In the event that the RSE Waypoint Hackensack Controlled Subsidiary Investment is not redeemed by the RSE Waypoint Hackensack Redemption Date or is not extended by the RSE Waypoint Hackensack Redemption Date, pursuant to the RSE Waypoint Hackensack Operating Agreements, we have the right, in our discretion, to force the sale of the RSE Waypoint Hackensack Property outright. The RSE Waypoint Hackensack Controlled Subsidiary may redeem our RSE Waypoint Hackensack Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Waypoint Hackensack Controlled Subsidiary Investment.

Simultaneous with the RSE Waypoint Hackensack Controlled Subsidiary Investment, senior financing was provided through a $52,217,532 senior secured loan from Citizens Bank (the “RSE Waypoint Hackensack Senior Loan”). The loan features a 3.5-year term with a maturity date of February 16, 2022 and 3.5-years interest-only at a floating rate of 1-month LIBOR + 2.95%. The RSE Waypoint Hackensack Senior Loan also features two, 12-month extension options. Aggregate with the RSE Waypoint Hackensack Senior Loan, the RSE Waypoint Hackensack Controlled Subsidiary Investment features a LTC of 73.6%, based on a construction budget of approximately $76,028,000, with approximately $20,060,000 of equity junior to the RSE Waypoint Hackensack Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE Waypoint Hackensack Senior Loan plus the amount of the RSE Waypoint Hackensack Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE Waypoint Hackensack Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC for ground up development properties.

The property is expected to consist of one, 235 unit, 4-story wood frame building over a 2-story concrete podium underground parking structure and will include 192,983 square feet of rentable area. The property does not contain any retail or mixed-use component. Construction is expected to begin within 30 days of closing, with the property delivering in July of 2020 and reaching stabilization in July of 2021. The units are planned to be divided between studios, one-bedroom, and two-bedroom units. The property is intended to be a class A apartment complex with stainless steel appliances, 9’ ceilings, stone countertops, kitchen islands, walk-in closets and in-unit washers and dryers. Community amenities are expected to include a heated pool area, fitness center, grills, club room with wifi, bike and package storage, and dog park and pet washing area.

The New York City metro presents a strong opportunity arising from a highly skilled workforce and solid multifamily market fundamentals. Over the past five years, almost 675,000 jobs have been created in the area, the most in the nation. Additionally, the renter rate in the MSA is almost 1.5x greater than the 36% national average.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Brandon T. Jenkins
Name:	Brandon T. Jenkins
Title:	Chief Operating Officer

Date:	August 22, 2018